Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
730 Fifth Avenue, 10th Floor
New York, NY 10019
(212) 247-1339

March 14, 2007

Metro One Telecommunications, Inc.
11220 Murray Scholls Place
Beaverton, Oregon 97007
Attention: Board of Directors

Dear Members of the Board:

As you may know, Strategic Turnaround Equity Partners, LP (Cayman) ("STEP") is one of the largest shareholders in Metro One Telecommunications, Inc. ("Metro One” or the "Company"). STEP currently owns over 9% of the Company’s outstanding common shares.

Over the past year STEP has been supportive of the Company’s management and its efforts to lower the Company’s operating cost structure and respond to the loss of significant contracts. However, STEP believes that the Company’s board of directors and management now need to be more responsive to these challenges and develop an efficient and effective plan to realize the Company’s growth potential over the next year.

Last week we read the 13D filing by Everest Special Situations Fund, LP (“Everest”) and their demands to the Company’s board of directors and chairman. STEP agrees and concurs with many of the views expressed by Everest and agrees that changes need to be made within the Company in order to maximize shareholder value, including an executive experienced in corporate restructurings.

Furthermore, we would like a representative chosen by STEP elected to the board of directors as soon as practicable. We strongly believe that the board has an obligation to promptly honor this request since we are one of the Company’s largest shareholders and our experience as investors in turnaround situations can benefit the Company and its shareholders.

We are available to meet or speak with the Company’s board of directors and management at their earliest convenience.

Sincerely

Gary Herman